

Rec'd 2/14/02 cm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-40848

ANNUAL AUDITED REPORT

FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2000 (MM/DD/YYYY) AND ENDING June 30, 2001 (MM/DD/YYYY)

FV 3/5/02

A. REGISTRANT IDENTIFICATION

OFFICAL USE ONLY
FIRM ID. NO.

NAME OF BROKER-DEALER:
SIMMONS & COMPANY INTERNATIONAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 Louisiana, Suite 5000
(No. and Street)

Houston	Texas	77002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Ms. Sherrie Reinhackel — (713) 236-9999
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen LLP
(Name — *if individual, state last, first, middle name)*

711 Louisiana, Suite 1300	Houston	Texas	77002
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 15 2002
THOMSON
FINANCIAL

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/14/02

OATH OR AFFIRMATION

I, Matthew R. Simmons, swear (or affirm) that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supporting schedules pertaining to the firm of Simmons & Company International, a Texas corporation, as of June 30, 2001, are true and correct. I further swear (or affirm) that neither the company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

[signature]
Signature

President
Title

Subscribed and sworn before me
this 20th day of Sept., A.D. 2001.

[signature]

My commission expires __________.


ANGELA KAREN SCHULZ
Notary Public
STATE OF TEXAS
My Comm. Expires 07-12-2003

This report contains (check all applicable items):

- x (a) Facing page
- x (b) Statement of Financial Condition
- x (c) Statement of Income
- x (d) Statement of Cash Flows
- x (e) Statement of Changes in Stockholders' Investment
- (1) (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
- x (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
- (2) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- (2) (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3
- N/A (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- (3) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- x (l) An Oath or Affirmation
- N/A (m) A copy of the SIPC Supplemental Report
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- x (o) Independent Auditor's Report on Internal Accounting Control

(1) See Note 10 of Notes to Financial Statements.

(2) See Note 11 of Notes to Financial Statements.

(3) See Note 12 of Notes to Financial Statements.


ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of
Simmons & Company International:

We have audited the accompanying consolidated statement of financial condition of Simmons & Company International (a Texas corporation) as of June 30, 2001, and the related consolidated statements of income, stockholders' investment and cash flows for the year then ended that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and the schedules referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 1, the financial statements include securities valued at $20,526,835 as of June 30, 2001, of which $7,714,037 (29 percent of stockholders' investment) of such value has been estimated by management of the Company in the absence of readily ascertainable market values. However, because of the inherent uncertainty of valuations, the estimated values determined by management may differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could be material.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Simmons & Company International as of June 30, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Houston, Texas
September 13, 2001

SIMMONS & COMPANY INTERNATIONAL

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

AS OF JUNE 30, 2001

ASSETS

CASH AND CASH EQUIVALENTS	$19,959,375
TEMPORARY INVESTMENTS	7,482,907
ACCOUNTS RECEIVABLE:	
Customer	3,804,380
Other	1,236,106
INVESTMENTS IN SECURITIES AT MARKET OR FAIR VALUE	20,526,835
INVENTORY OF SECURITIES AT MARKET VALUE	402,574
NOTES RECEIVABLE	1,772,196
FURNITURE, FIXTURES, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, net of accumulated depreciation of $4,445,779	3,379,539
OTHER ASSETS	2,908,507
	$61,472,419

LIABILITIES AND STOCKHOLDERS' INVESTMENT

LIABILITIES:	
Securities sold short	$ 4,089
Accounts payable and accrued liabilities	3,647,143
Accrued salaries and bonuses	25,615,256
Deferred compensation	3,236,160
Notes payable	2,309,514
MINORITY INTEREST	355,771
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDERS' INVESTMENT:	
Common stock, par value $.001, 10,000,000 shares authorized; 1,216,984 shares issued and outstanding	1,217
Additional paid-in capital	2,067,407
Retained earnings	24,277,244
Accumulated other comprehensive income (loss)	(41,382)
Total stockholders' investment	26,304,486
	$61,472,419

The accompanying notes are an integral part of this consolidated financial statement.

SIMMONS & COMPANY INTERNATIONAL

CONSOLIDATED STATEMENT OF INCOME

FOR THE YEAR ENDED JUNE 30, 2001

REVENUES:	
Performance fees	$29,085,247
Noncontingent fees	4,030,639
Other securities revenues	18,901,500
Offering revenues	7,636,208
Losses on investments in securities, net	(472,618)
Interest and dividend income	1,560,363
Other income	386,647
	61,127,986
EXPENSES:	
Salaries and bonuses	39,801,441
Employee benefits	2,924,736
Travel and entertainment	2,261,545
Rent	911,962
Interest	179,352
Professional fees	1,362,777
Trading costs	3,385,972
Other general and administrative	5,372,736
	56,200,521
NET INCOME	$ 4,927,465

The accompanying notes are an integral part of this consolidated financial statement.

SIMMONS & COMPANY INTERNATIONAL

CONSOLIDATED STATEMENT OF STOCKHOLDERS' INVESTMENT

FOR THE YEAR ENDED JUNE 30, 2001

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss
	Shares	Amount			
BALANCE, June 30, 2000	1,414,795	$1,415	$1,967,412	$30,928,252	$ –
Distribution on behalf of stockholders	–	–	–	(7,021,531)	–
Repurchase and retirement of common stock	(202,250)	(202)	–	(4,556,942)	–
Cumulative translation loss	–	–	–	–	(41,382)
Issuance of common stock	4,439	4	99,995	–	–
Net income	–	–	–	4,927,465	–
BALANCE, June 30, 2001	1,216,984	$1,217	$2,067,407	$24,277,244	$(41,382)

The accompanying notes are an integral part of this consolidated financial statement.

SIMMONS & COMPANY INTERNATIONAL

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 4,927,465
Adjustments to reconcile net income to net cash provided by operating activities-	
Depreciation and amortization	932,096
Decrease in unrealized gains on investments in securities, net	1,817,011
Net realized gains on investments	(1,354,020)
Increase in inventory of securities	(161,569)
Increase of temporary investments	(4,463,652)
Decrease in customer accounts receivable	5,430,107
Increase in other accounts receivable	(819,802)
Increase in other assets	(1,538,467)
Decrease in securities sold short	(283,482)
Increase in accounts payable and accrued liabilities	803,297
Increase in accrued salaries and bonuses	630,097
Increase in deferred compensation	678,000
Minority interest in subsidiaries	(153,835)
Other	(41,382)
Net cash provided by operating activities	6,401,864
CASH FLOWS FROM INVESTING ACTIVITIES:	
Acquisition of investments in securities	(8,006,415)
Proceeds from sale of investments in securities	15,642,763
Principal applied on note receivable	255,968
Acquisition of furniture, fixtures, equipment and leasehold improvements	(513,076)
Net cash provided by investing activities	7,379,240
CASH FLOWS FROM FINANCING ACTIVITIES:	
Repurchase of common stock	(4,557,144)
Distributions on behalf of stockholders	(7,021,531)
Repayment of notes payable	(886,924)
Net cash used in financing activities	(12,465,599)
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,315,505
CASH AND CASH EQUIVALENTS, beginning of year	18,643,870
CASH AND CASH EQUIVALENTS, end of year	$ 19,959,375
SUPPLEMENTAL CASH FLOW INFORMATION:	
Interest paid	$ 211,724

The accompanying notes are an integral part of this consolidated financial statement.

SIMMONS & COMPANY INTERNATIONAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2001

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Business

Simmons & Company International (the Company) (a Texas corporation) was established to provide investment banking services to companies which operate in the oil field service and equipment industry. The Company is a broker/dealer registered with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934. On April 7, 1999, the Company entered into a clearing agreement with Montgomery Securities, a division of Bank of America (the Clearing Broker), whereby the Company acts as an "introducing broker" that introduces all securities transactions and accounts of customers to a clearing broker, a broker/dealer that carries such accounts on a fully disclosed basis. Additionally, the Company acts as a market maker for certain securities. The Company is registered as an investment advisor and acts as subadvisor to a registered investment company. The Company has three majority-owned or majority-controlled subsidiaries, SCI Aviation, LLC (Aviation), and Oilfield Aviation-M, LLC (OAM), which own and operate certain aviation-related assets, and Simmons & Company International Limited (SCIL), a United Kingdom-based limited liability company that is a broker/dealer registered with the Securities and Futures Authority, which provides investment banking services to companies that operate in the oil field service and equipment industry in the European economic community. The Company owns 99 percent of Aviation, 50 percent of OAM and 100 percent of SCIL.

For federal income tax purposes, the Company is a Subchapter S Corporation and its subsidiaries, Aviation, OAM and SCIL, are limited liability companies.

Basis of Presentation

For the year ended June 30, 2001, the financial statements present the consolidated accounts of the Company and its three subsidiaries. All significant intercompany transactions and accounts have been eliminated.

Recognition of Revenue

Depending upon the nature and size of the project, performance fee revenue is recognized upon the completion of the project or upon completion of specifically defined portions of the project. Noncontingent fee revenue represents consultation services for which revenue is recognized at the time the services are performed. Offering revenues represent fees earned for participation in the underwriting and sale of security issuances. Offering revenues that are immediately determinable, such as management fees and selling concessions, are recognized upon the effective date of the offering and other offering revenues are recorded when such amounts can reasonably be estimated. Other securities revenues primarily represent revenues from market-making activities and commissions earned upon execution of transactions on behalf of customers. Such revenues are recognized on a trade-date basis.

Investments

The Company carries its investments in securities, inventory of securities (i.e., securities with a long position) and securities sold short at fair value with increases or decreases in value reflected currently in the consolidated statement of income. The value of investments in public securities are determined by quoted market prices. Fair values of investments in nonpublic companies are determined by management of the Company. In assessing fair values of nonpublic companies, the Company's management has followed valuation guidelines that are generally accepted in the venture capital industry and which include factors such as original cost, multiples of earnings, book value and cash flow, among others. Due to the inherent uncertainty of such valuations, the values estimated by management may differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could be material.

Depreciation and Amortization

Depreciation and amortization are computed using the straight-line and accelerated (MACRS) methods over the estimated useful lives of the assets which range from three to 10 years.

Statement of Cash Flows

For purposes of the consolidated statement of cash flows, cash and cash equivalents are deemed to include cash held in banks and other temporary cash investments with maturities of three months or less at the date of acquisition.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Translation

The financial statements of the Company's foreign subsidiary, SCIL, are measured using the local currency as the functional currency. Assets and liabilities of SCIL are translated at exchange rates as of the balance sheet date. Revenues and expenses are translated at average rates of exchange in effect during the year. The resulting foreign currency transaction gains and losses are included in other comprehensive income.

Deferred Compensation

The Company has a deferred compensation arrangement for certain key executives which generally provides for payments of cash and stock of the Company over a three-year period of 20 percent, 30 percent and 50 percent, respectively, providing the executive remains employed with the Company. The amount accrued under this arrangement was $3,236,160 at June 30, 2001.

2. SECURITIES AT MARKET VALUE:

The Company owns certain securities which were received as consideration for services rendered. Such securities were initially recorded at the quoted or estimated fair market value of the securities at the date of conveyance, which was used to measure the value of services rendered.

Investments in equity securities at June 30, 2001, are as follows:

Marketable securities	$12,812,798
Nonmarketable securities	7,714,037
	$20,526,835

The aggregate cost of investments held at June 30, 2001, was $12,406,437. At June 30, 2001, investments in nonmarketable securities included the estimated value of the After Payout Interest, as defined, of SCF Partners of $1,716,000 (see Note 9).

3. FAIR VALUE OF FINANCIAL INSTRUMENTS:

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

a. The carrying amounts of cash and cash equivalents and temporary investments approximate fair value because of the short maturity of those instruments.

b. The carrying amounts of accounts receivable, accounts payable and accrued liabilities, and accrued salaries and bonuses approximate their fair values due to the short maturity of these items.

c. A note receivable from a stockholder and a third party, as well as notes payable to a stockholder and a third party at June 30, 2001, have not been valued. As there is no ready market for these instruments and as they were not negotiated based on an arm's-length transaction, no fair value has been estimated.

d. The Company carries its investments in securities, inventory in securities (i.e., securities with a long position) and securities sold short at fair value with increases or decreases in value reflected currently in the consolidated statement of income (see Note 1).

4. STOCKHOLDERS' INVESTMENT:

Stockholders of the Company have entered into a stockholders' agreement which provides that the Company shall have the right of first refusal with respect to any disposition of shares of the common stock of the Company.

The Fully Diluted Net Book Value of common stock of the Company, as defined in the December 31, 1996, stockholders' agreement, on a per share basis, assuming payments of tax liabilities allocable to stockholders and reimbursements from the stockholders for the distributions paid in excess of their allocated tax liability, is as follows as of June 30, 2001:

Stockholders' investment	$26,304,486
Pro forma distributions receivable for tax liability allocable to stockholders	4,171,991
Aggregate exercise price of exercisable stock options outstanding at year-end	712,400
	$31,188,877
Shares of common stock outstanding	1,216,984
Exercisable stock options outstanding at year-end	100,000
Fully Diluted Shares of common stock outstanding, as defined	1,316,984
Fully Diluted Net Book Value per common share, as defined	$23.68

The Simmons & Company International Stock Option Plan (the Plan) allows the Company to grant options to eligible employees for the purchase of up to 1,000,000 shares of common stock. At year-end, 100,000 shares were exercisable. The options vest three to five years after date of grant, and the weighted average remaining contractual life of the options outstanding at June 30, 2001, is 7.63 years.

The following table summarizes aggregate stock option activity for the Plan for the year ended June 30, 2001:

	Shares	Exercise Price Per Share	Weighted Average Exercise Price Per Share
Options outstanding at June 30, 2000	419,666	$7.124 - $17.61	$13.630
Granted	283,455	$22.53	22.530
Forfeited	–	–	–
Options outstanding at June 30, 2001	703,121	$7.124 - $22.53	$17.176

The Company accounts for the Plan in accordance with Accounting Principles Board Opinion No. 25, under which no compensation cost is recognized for the stock option awards if certain conditions are met. In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," which was effective for years beginning after December 15, 1995. Had compensation cost been recorded in accordance with SFAS No. 123, the Company's net income and Fully Diluted Net Book Value per common share, as defined, would have been $1,848,586 and $19.03, respectively, for the year ended June 30, 2001.

During fiscal 2001, the Company repurchased common stock at the June 30, 2000, net book value.

5. FEDERAL INCOME TAXES:

As discussed in Note 1, the Company has elected the tax status allowed for Subchapter S Corporations. Net income of $4,927,465 in fiscal 2001 is taxed directly to the stockholders of the Company and, accordingly, no provision for income taxes has been provided by the Company. Distributions of $7,021,531 were made on behalf of the individual stockholders for estimated tax payments in 2001 and were charged against stockholders' investment.

The Company's subsidiaries, Aviation, OAM and SCIL, pass all losses directly to the individual stockholders where such losses are included in the individual stockholders' tax returns. Furthermore, the stockholders receive a benefit for all foreign income taxes paid by SCIL. As a result of this election, taxes payable in future periods are the liabilities of the stockholders.

6. NOTES PAYABLE:

Notes payable at June 30, 2001, are as follows:

Stockholder, unsecured, 6.61%, principal and interest of $104,984 due annually through 2007	$ 506,493
Stockholder, unsecured, 6.70%, principal and interest of $19,090 due annually through 2007	91,844
Stockholder, unsecured, 7.54%, principal and interest of $219,154 due annually through 2007	1,027,421
Third party, unsecured, principal of $671,890 and interest at 5.42% on the unpaid principal due in 2001	671,890
Other	11,866
	$2,309,514

During fiscal 1993, notes payable aggregating $2,966,000 were issued to a stockholder in lieu of payment for the purchase of the majority of such stockholder's remaining interest in the Company. Principal payments of $210,950 were made in fiscal 2001 on these notes. Such notes are unsecured and may be offset against any amounts receivable from such stockholder (see Note 9).

Scheduled payments of principal on the Company's notes payable for each of the next five years are as follows:

Year ending June 30-	
2002	$ 909,885
2003	242,405
2004	259,857
2005	278,571
2006	298,637
Thereafter	320,159
	$2,309,514

7. COMMITMENTS AND CONTINGENCIES:

Operating Leases

The Company has entered into operating leases for office space extending through June 2008, which provide for minimum future lease payments as follows, subject to annual escalations of operating expenses of the building:

Year ending June 30-	
2002	$ 737,543
2003	742,779
2004	751,505
2005	756,741
2006	765,467
Thereafter	1,347,077
	$5,101,112

The Company incurred rent expense of $911,962 for the year ended June 30, 2001.

Clearing Agreement

Pursuant to the terms of the clearing agreement between the Company and the Clearing Broker, the Company is required to maintain, among other things, (a) a collateral account with the Clearing Broker with a market value of at least $100,000, (b) net capital computed in accordance with Rule 15c3-1 of the Securities Exchange Act of 1934 of at least $1,000,000, which is less than the $1,941,525 required by Rule 15c3-1 as of June 30, 2001, and (c) a ratio of aggregate indebtedness, as defined, to net capital of 15 to 1 or less. At June 30, 2001, the balance of the collateral account maintained with the Clearing Broker was $100,000 and the Company's net capital and ratio of aggregate indebtedness to net capital was $3,064,629 and 5.8 to 1, respectively (see Note 10).

Subordination Agreements

Some stockholders have entered into subordination agreements with the Company effectively subordinating any bonuses payable to such stockholders to the claims of general creditors. Such subordinated amounts totaled $5,000,000 as of June 30, 2001.

Market Risks and Credit Risks

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance sheet credit and market risks in the event the customer is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

The Company seeks to control the risks associated with their customer's activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company is contingently liable for any customer account deficits with the Clearing Broker which are not otherwise satisfied. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral or to reduce positions when necessary.

As part of its normal brokerage activities, the Company sells securities not yet purchased (short sales) for its own account. The establishment of short positions exposes the Company to off-balance sheet market risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

8. EMPLOYEE PROFIT-SHARING PLAN:

The Company maintains a profit-sharing plan for the benefit of its employees. In addition, during fiscal 1997, the Company created a money purchase pension plan. A trust company serves as trustee of the plans, and investment decisions are made by the participants. Annually, the Company contributes 5 percent of each participant's total compensation to the money purchase pension plan and up to 15 percent of total compensation of participating employees to the profit-sharing plan. The total annual addition for each participating employee is limited to the lesser of 25 percent of total compensation or $30,000. The employees' share of Company contributions vests over a six-year period, and forfeited nonvested benefits are allocated to existing plan members upon termination of a plan member. The Company contributed $1,103,469 to the plans in fiscal 2001.

9. RELATED PARTIES:

During fiscal 1993, the Company sold its investment in SCF Partners, as well as its investment in the partnerships for which SCF Partners is the general partner, to a stockholder for $2,966,000 and the right to receive a 20 percent interest in the After Payout Interests, as defined. The Company received a note receivable which provides for annual payments of principal and interest at 7.2 percent through 2007. This note receivable may be offset against notes payable to the stockholder (see Note 6). A principal payment of $210,968 was received in fiscal 2001.

At June 30, 2001, the Company had $360,000 of receivables from certain stockholders and employees and, for the same period, the Company guaranteed $604,000 of debt for an affiliate.

10. NET CAPITAL REQUIREMENT:

The Company is subject to the net capital rules adopted and administered by the Securities and Exchange Commission. Such rules prohibit a broker/dealer from engaging in securities transactions if the ratio of its aggregate indebtedness, as defined, to net capital, as defined, exceeds 15 to 1.

At June 30, 2001, the Company's net capital ratio, as defined, was 5.8 to 1 and its net capital was $5,006,154, which was $3,064,629 in excess of its minimum requirement of $1,941,525.

Certain stockholders have entered into subordination agreements with the Company effectively subordinating any bonuses payable to such stockholders to the claims of general creditors. As these subordination agreements are not subject to satisfactory subordination agreements as defined in Appendix (D) 17 CFR 240.15c3-1(d), they have not been included as a component of the Company's net capital. However, they have been excluded from the calculation of aggregate indebtedness pursuant to Rule 15c3-1.

11. OMISSION OF CERTAIN REPORTS:

A computation for determination of reserve requirements pursuant to Rule 15c3-3 required by Rule 17a-5(d)(3) and information relating to possession or control of securities as required by Rule 15c3-3 and Rule 17a-5(d)(3) were both omitted as the Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with the Clearing Broker which carries all of the accounts of the customers and thus qualifies under the (k)(2)(ii) exemption from such requirements.

A statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements since the liabilities subordinated to the claims of creditors are not subject to satisfactory subordination agreements (see Note 10).

12. RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITION WITH RESPECT TO METHODS OF CONSOLIDATION:

A reconciliation of amounts reported herein to amounts reported by the Company on amended Form X-17a-5 filed with the Securities and Exchange Commission with respect to methods of consolidation is as follows:

	Amended Form X-17a-5	Subsidiaries Consolidated, Eliminations and Reclassifications	Financial Statements
Assets-			
Cash and cash equivalents	$18,035,915	$1,923,460	$19,959,375
Temporary investments	7,482,907	–	7,482,907
Receivables	5,390,940	(350,454)	5,040,486
Investments at fair value	20,526,835	–	20,526,835
Inventory at fair value	402,574	–	402,574
Note receivable	1,772,196	–	1,772,196
Fixed assets, net	2,909,469	470,070	3,379,539
Other assets	2,880,695	27,812	2,908,507
Total assets	$59,401,531	$2,070,888	$61,472,419
Liabilities-			
Securities sold short	$ 4,089	$ –	$ 4,089
Accounts payable and accrued liabilities and accrued salaries and bonuses and deferred compensation	31,221,220	1,277,339	32,498,559
Notes payable	2,297,648	11,866	2,309,514
Minority interest	–	355,771	355,771
Total liabilities	$33,522,957	$1,644,976	$35,167,933

SIMMONS & COMPANY INTERNATIONAL

COMPUTATION OF NET CAPITAL, AGGREGATE

INDEBTEDNESS AND RATIO OF AGGREGATE

INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1

JUNE 30, 2001

NET CAPITAL:	
Stockholders' investment	$25,878,574
Less- Nonallowable assets-	
Trade accounts receivable	846,478
Fixed assets, net	2,909,469
Other receivables	2,358,081
Private investments	7,714,037
Notes receivable and other assets	4,553,197
	7,497,312
Less- Haircuts-	
Other securities	2,224,961
Undue concentration	266,197
Net capital	$ 5,006,154
AGGREGATE INDEBTEDNESS:	
Total aggregate indebtedness liabilities	$28,518,868
Guarantee of affiliate	604,000
Aggregate indebtedness	$29,122,868
NET CAPITAL REQUIREMENTS	$ 1,941,525
NET CAPITAL IN EXCESS OF REQUIRED AMOUNT	$ 3,064,629
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	5.8 to 1

NOTE:

The above computation agrees with the computation of net capital under Rule 15c3-1 as of June 30, 2001, filed with the Securities and Exchange Commission by the Company on Part IIA of Amended unaudited Form X-17a-5.

SIMMONS & COMPANY INTERNATIONAL

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

UNDER RULE 15c3-3

JUNE 30, 2001

The Company is exempt from reserve requirements and the related computations for the determination thereof under paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934 as the Company is an introducing broker or dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers.

During the year ended June 30, 2001, in the opinion of management, the Company has maintained compliance with the conditions for exemption specified in paragraph (k)(2)(ii) of Rule 15c3-3. See Note 11 of notes to the consolidated financial statements.


ANDERSEN

INDEPENDENT PUBLIC ACCOUNTANTS' SUPPLEMENTARY
REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors and Stockholders of
Simmons & Company International:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Simmons & Company International (the Company) for the year ended June 30, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, (ii) in recording of differences required by Rule 17a-13 and (iii) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the board of directors, stockholders, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Arthur Andersen LLP

Houston, Texas
September 13, 2001